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ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Wednesday, the 24th day of September, 2003 at 10:00 a.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, for the following purposes:

1.
to receive the financial statements of the Corporation for the fiscal year ended March 31, 2003 together with the report of the auditors thereon;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.
to transact such other business as may properly come before the meeting or any adjournment thereof.

  DATED at Toronto, Ontario this 28th day of July, 2003.

By Order of the Board of Directors

PAUL LABERGE Senior Vice-President, Corporate Development, General Counsel and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 22, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

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ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS